

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2012

Via E-mail
Michael D. Baumann
Chairman and Chief Executive Officer
Trade Street Residential, Inc.
19950 West Country Club Drive, Suite 800
Aventura, Florida 33180

> **Re: Trade Street Residential, Inc.**
> **Confidential Draft Registration Statement on Form S-11**
> **Submitted November 9, 2012**
> **CIK No. 0001299901**

Dear Mr. Baumann:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

2. Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4. Prior to effectiveness, please file on EDGAR the FINRA no objection letter or have a FINRA staff member call us to confirm FINRA clearance.

5. Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. We note the following statements by way of example only:

   - "According to the United States Census Bureau… the number of multifamily permits was approximately 45%," page 2; and

   - "According to the Office of the Comptroller of the Currency, 40% of banks…," page 3.

   Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering. Please ensure that you update your disclosure to the extent more recent information is available. Please note that the material is being provided pursuant to Rule 418 of the Securities Act of 1933 and that such material should be returned to the registrant upon completion of the staff review process.

Cautionary Note Regarding Forward-Looking Statements, page 36

6. We note that this is your initial public offering. Accordingly, please delete references to the Private Securities Litigation Reform Act of 1995, Section 27 of the Securities Act of 1933 and Section 21E of the Exchange Act or advise.

Use of Proceeds, page 37

7. Please revise your disclosure to include the information required by Instruction 4 to Item 504 of Regulation S-K.

Distribution Policy, page 38

8. Please tell us how you determined it is appropriate for you to project your initial dividend distribution. With a view toward disclosure, please illustrate, in tabular format, your 12-month projected cash available for distribution, including the ratio of the projected available cash and the projected dividend.   Please also identify the potential sources for distributions.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

9. We note your disclosure that the Trade Street Company is the accounting acquirer in the recapitalization. Since Trade Street Company is not a legal entity and cannot be the accounting acquirer, please expand your disclosure to identify one of the entities included in the Trade Street Company as the accounting acquirer. Furthermore, please provide us with the analysis of how you determined that the entities included in the Trade Street Company were under common control; please address the various entities separately.

Historical Results of Operations, page 52

Comparison of Years Ended December 31, 2011 to December 31, 2010, page 53

10. Please expand your discussion to address the asset impairment losses incurred during the periods. Also, expand your disclosure on page F-35 to comply with the disclosure requirements of ASC 805-10-50-5. Discuss the reasons for the measurements and describe the valuation techniques and significant assumptions utilized to determine fair value of the assets.

Cash Flow, page 56

11. To the extent possible, please revise your discussion to provide a quantitative summary of your anticipated sources and uses of cash.

Six Months Ended June 30, 2012 Compared to the Six Months Ended June 30, 2011, page 56

12. We note that the Accounts payable and accrued expenses balance increased significantly in the first six months of 2012. Please expand your disclosure in the liquidity section to describe the reasons for this increase, to the extent that the disclosure is still applicable after you update your financial statements.

Funds from Operations, page 59

13. Please tell us why you have not included an adjustment for asset impairment losses when calculating FFO for the years ended December 31, 2011 and 2010. The calculation on page 59 appears to be inconsistent with your definition of FFO.

Net Operating Income, page 60

14. We note that you define NOI as total property revenues less total property operating expenses. In that regard, please tell us why you have not adjusted net loss for the impact of advisory fees when calculating NOI.

15. Please revise your disclosure to clarify what "other expenses" entails.

Business and Properties, page 67

16. Please revise your disclosure to provide the anticipated completion date, costs incurred to date (if applicable) and budgeted costs for the land investments or advise.

Index to Financial Statements, page F-1

17. Please tell us why you have not provided audited financial statements for Terrace at River Oaks under Rule 3-14 of Regulation S-X. Also, please tell how you evaluated the need to file financial statements for the acquisition disclosed on page F-24 that is expected to close before December 31, 2012. Clarify if you consider that acquisition to be probable and if there are any other probable acquisitions at this time.

Unaudited Financial Information, page F-2

18. Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

Condensed Consolidated Statement of Stockholders' Equity, page F-5

19. It appears that you recorded the costs of recapitalization against equity. Please tell us your basis for this accounting treatment; specifically address your consideration of expense treatment for the excess of the costs over the amount of cash acquired from the recapitalization.

Note H – Stockholders' Equity, page F-21

Redemption of Noncontrolling interests, page F-23

20. We note that you did not make the scheduled payment due on September 15 to the noncontrolling interest holder of four of your subsidiaries. Please expand your disclosure

to discuss the implications of this non-payment. For instance, disclose if the equity interest will revert back to the former owner in the case of non-payment. In addition, please expand your liquidity explain your intent and ability pay this obligation in the future.

Note J – Subsequent Events, page F-24

Sunnyside Loan, page F-24

21. Please explain your relationship to BSP/Sunnyside, LLC and disclose your intent and ability to acquire the delinquent Sunnyside loan, or conversely, if you intend to let this property go into foreclosure proceedings.

Part II

Item 33. Recent Sale of Registered Securities, page II-1

22. Please revise to disclose the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K.

Index to Exhibits

23. We note that you intend to file by amendment the "form of" certain exhibits. Please advise us if you will not be filing the final, executed agreements prior to effectiveness of the registration statement.

24. Please submit copies of your tax and legal opinions to allow us sufficient time to review such documents.

You may contact Kristi Marrone, Staff Accountant, at (202) 551-3429 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Staff Attorney, at (202) 551-3673 or Tom Kluck, Legal Branch Chief, at (202) 551-3233 with any other questions.

Sincerely,

/s/ Jessica Barberich

Jessica Barberich
Assistant Chief Accountant